SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                For the Period July 1, 1999 to September 30, 1999


                         SPECTRUM SIGNAL PROCESSING INC.
               (Translation of the Registrant's Name Into English)


              One Spectrum Court, 2700 Production Way, Suite 200,
                         Burnaby, B.C., Canada, V5A 4X1
                    (Address of Principal Corporate Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F:

                         Form 20-F [X]        Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes[_]            No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

                         SPECTRUM SIGNAL PROCESSING INC.

                    FOR THE QUARTER ENDED SEPTEMBER 30, 1999

The Company hereby incorporates by reference the contents of this Report on Form 6-K into its registration statement on Form F-3 (File No.333-58115).

PART I.  FINANCIAL INFORMATION

Item 1.           Financial Statements

                                     SPECTRUM SIGNAL PROCESSING INC.
                                       Consolidated Balance Sheets
                            (Expressed in thousands of United States dollars)
     (Prepared in accordance with United States generally accepted accounting principles, unaudited)


                                                                     December 31,         September 30,
ASSETS                                                                 1998                   1999
-----------------------------------------------------------------------------------------------------------
                                                                         (Restated)
Current assets
    Cash and cash equivalents                                               $ 1,693               $ 2,657
    Accounts receivable                                                       5,404                 3,466
    Inventories                                                               4,935                 2,863
    Deferred income tax                                                           -                   173
    Prepaid expenses                                                            203                   218
-----------------------------------------------------------------------------------------------------------
                                                                             12,235                 9,377

Property and equipment                                                        2,287                 2,411
Other assets                                                                  4,925                 4,002
-----------------------------------------------------------------------------------------------------------

                                                                           $ 19,447              $ 15,790
===========================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------

Current liabilities
     Bank indebtedness                                                      $ 2,202                $  374
     Accounts payable                                                         3,680                 1,311
     Accrued liabilities                                                      1,303                 2,006
     Current portion of long-term debt                                           80
                                                                                                        -
-----------------------------------------------------------------------------------------------------------
                                                                              7,265                 3,691

Long-term debt                                                                   75                    74
Deferred income taxes                                                           346
                                                                                                        -

Shareholders' equity
Share capital
    Authorized: 50,000,000 common shares, no par value
    Issued:  10,393,954 (1998 -                                              16,309                16,372
    10,268,954)
    Outstanding:  10,160,654 (1998 - 10,035,654)
Warrants                                                                        140                   140

Additional paid-in capital                                                       76                    76
Treasury stock, at cost, 233,300 shares (1998 - 233,300)                    (1,232)               (1,232)
Retained earnings (deficit)                                                 (1,671)               (2,042)
Accumulated other comprehensive income
    Cumulative translation adjustments                                      (1,861)               (1,289)
-----------------------------------------------------------------------------------------------------------
                                                                             11,761                12,025
-----------------------------------------------------------------------------------------------------------

                                                                           $ 19,447              $ 15,790
===========================================================================================================


                                                   SPECTRUM SIGNAL PROCESSING INC.
                                         Consolidated Statements of Operations and Retained
                                        Earnings (Deficit) (Expressed in thousands of United
                                              States dollars, except numbers of shares)
                   (Prepared in accordance with United States generally accepted accounting principles, unaudited)


                                                           3 months ended September 30,      9 months ended September 30,
                                                                1998            1999             1998             1999
--------------------------------------------------------------------------------------------------------------------------------
                                                               (Restated)                      (Restated)

Sales                                                              $ 7,077        $ 5,238          $ 19,497        $ 18,677
Cost of sales                                                        3,169          2,268             8,302           7,951
--------------------------------------------------------------------------------------------------------------------------------

Gross profit                                                         3,908          2,970            11,195          10,726

Expenses
   Administrative                                                      760          1,150             2,396           2,951

   Sales and marketing                                               1,771          1,610             5,495           4,692

   Amortization                                                        339            345               913           1,082

   Acquired in-process research and development charge                   -              -             2,640               -

   Research and development                                          1,329            850             3,366           2,595

--------------------------------------------------------------------------------------------------------------------------------
                                                                     4,199           3,955           14,810          11,320
--------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) from operations                                      (291)          (985)           (3,615)           (594)

Other
   Interest income (expense) and bank charges                         (62)           (31)             (120)           (121)

   Other income (expense)                                               16             14               17              92
--------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes                                  (337)        (1,002)           (3,718)           (623)

Income tax expense (recovery)                                        (190)          (454)             (929)           (252)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the period                                   (147)          (548)           (2,789)           (371)
--------------------------------------------------------------------------------------------------------------------------------

Retained earnings (deficit), beginning of period                   (1,405)        (1,494)             1,237         (1,671)

================================================================================================================================
 Retained earnings (deficit), end of period                      $ (1,552)      $ (2,042)         $ (1,552)       $ (2,042)
================================================================================================================================

Earnings (loss) per share
   Basic                                                         $  (0.01)      $  (0.05)         $  (0.28)       $  (0.04)
   Diluted                                                       $  (0.01)      $  (0.05)         $  (0.28)       $  (0.04)

EBITDA                                                                  64          (626)              (45)             580

EBITDA per share
   Basic                                                           $  0.01      $  (0.06)         $  (0.00)         $  0.06
   Diluted                                                         $  0.01      $  (0.06)         $  (0.00)         $  0.06

Weighted average shares (in thousands)
   Basic                                                            10,028         10,077             9,801          10,049
   Diluted                                                          10,245         10,077             9,801          10,049


                                                   SPECTRUM SIGNAL PROCESSING INC.
                                                Consolidated Statements of Cash Flows
                                          (Expressed in thousands of United States dollars)
                   (Prepared in accordance with United States generally accepted accounting principles, unaudited)


                                                            3 months ended September 30,      9 months ended September 30,
                                                                1998             1999            1998            1999
--------------------------------------------------------------------------- ------------------------------- ----------------------
                                                             (Restated)                       (Restated)
 Cash flows from operating activities
     Net earnings (loss) from operations                          $  (147)        $  (548)       $ (2,789)         $  (371)

     Adjustments to reconcile net earnings (loss) to net cash
       provided by operating activities
         Amortization                                                  526             540           1,341            1,651

         Acquired in-process research and development                    -              -            2,640                -

         Deferred income taxes                                       (190)                                            (197)
                                                                                     (418)           (929)
         Changes in operating assets and liabilities
           Accounts receivable                                     (1,268)           2,953           (416)            1,458

           Inventories                                                 341             482             300            2,279

           Prepaid expenses                                             29             (5)           (189)              (6)

           Accounts payable                                            979             184             838          (2,224)

           Accrued liabilities                                         308             665              27              771

           Deferred revenue                                               -               -            (18)                -
----------------------------------------------------------------------------------------------------------------------------------
 Net cash provided by operating activities                             578           3,853                            3,361
                                                                                                       805
----------------------------------------------------------------------------------------------------------------------------------

 Cash flows from investing activities
     Purchase of property and equipment                              (102)           (346)           (482)            (549)

     Software and related development costs                           (52)               -           (476)                -

     Acquisition of net assets of Alex Computer, net of                  -               -         (2,204)                -
    cash received
----------------------------------------------------------------------------------------------------------------------------------
 Net cash used in investing activities                               (154)           (346)         (3,162)            (549)

----------------------------------------------------------------------------------------------------------------------------------

 Cash flows from financing activities
     Increase (decrease) in bank indebtedness                        (516)         (2,302)           2,223          (1,909)
     Issue of shares from share options                                 88
                                                                                        63             149               63
     Repayment of long-term debt                                      (20)
                                                                                      (32)            (40)             (80)
----------------------------------------------------------------------------------------------------------------------------------
 Net cash provided by financing activities                           (448)         (2,271)           2,332          (1,926)
----------------------------------------------------------------------------------------------------------------------------------

 Effect of foreign currency exchange rates on cash and                 137              54           (221)               78
cash equivalents
----------------------------------------------------------------------------------------------------------------------------------

 Net increase (decrease) in cash and cash equivalents                  113           1,290           (246)              964
during the period
 Cash and cash equivalents, beginning of period                      1,024           1,367           1,383            1,693
==================================================================================================================================
 Cash and cash equivalents, end of period                          $ 1,137         $ 2,657         $ 1,137          $ 2,657
==================================================================================================================================

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         When used in this Report, the words "believes", "anticipates", "expects", and similar expressions are intended to identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. In addition to quarterly fluctuations, the Company's operating results are affected by a wide variety of other factors that could materially and adversely affect actual results, including: general economic conditions; dependence on significant customers, suppliers and licenses; success of and requirements of original equipment manufacturers; revenues from development contracts; rapid changes in technology; competition; ability to manage growth and integrate acquisitions; actions by governmental authorities; and foreign currency and exchange rate fluctuations. As a result of these and other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect its business, financial condition, operating results and stock price. Furthermore, this document and other documents filed by the Company with the SEC contain certain forward-looking statements with respect to the business of the Company. These forward-looking statements are subject to certain risks and uncertainties, including those mentioned above, which may cause actual results to differ significantly from these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be to reflect events or circumstances after the date hereof or to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. An investment in the Company involves various risks, including those mentioned above and those that are detailed from time to time in the Company's SEC filings. All financial information in this Form is expressed in United States dollars unless otherwise noted.

GENERAL

         The Company was founded in 1987 to manufacture and market products for the military/aerospace and commercial market in North America using DSP technologies licensed from Loughborough Sound Images Ltd.

         The Company devotes significant resources toward product development and related research and development activities. The Company also enters into agreements with its Original Equipment Manufacturer, or OEM, customers and others under which the Company receives fees in connection with the development of products in anticipation of production ("development contract fees"), and uses these fees to fund such product development. The Company first derived revenues from development contract fees in 1994. Development contract fees are recognized as revenue upon the achievement of predetermined development milestones, which also typically coincide with invoicing and payments. Costs associated with development contract fees are generally included in research and development expenses. The timing and amount of development contract fees and the relative mix between products sold has affected and will continue to affect period-to-period comparisons of gross profit and income from operations.

         Beginning with the first quarter of 1998, the Company adopted a policy of publishing its financial statements in US$ and preparing all such statements in accordance with U.S. GAAP.

The following table expresses the Company's statements of operations as a percentage of net sales.

                                                     3 months ended Sept 30,      9 months ended Sept 30,
                                                       1998           1999          1998          1999
-----------------------------------------------------------------------------------------------------------
                                                    (Restated)                   (Restated)

Sales                                                    100.0%        100.0%        100.0%         100.0%
Cost of sales                                             44.8%         43.3%         42.6%          42.6%
-----------------------------------------------------------------------------------------------------------

Gross profit                                              55.2%         56.7%         57.4%          57.4%

Expenses
    Administrative, sales and marketing                   35.8%         52.7%         40.5%          40.9%
    Amortization                                           4.8%          6.6%          4.7%           5.8%
    Acquired in-process research & development charge      0.0%          0.0%         13.5%           0.0%
    Research and development                              18.7%         16.2%         17.3%          13.9%
-----------------------------------------------------------------------------------------------------------
                                                          59.3%         75.5%         76.0%          60.6%
-----------------------------------------------------------------------------------------------------------

Earnings (loss) from operations                           -4.1%        -18.8%        -18.6%          -3.2%

Other
    Interest income (expense) and bank charges            -0.9%         -0.6%         -0.6%          -0.6%
    Other income (expense)                                 0.2%          0.3%          0.1%           0.5%
-----------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes                       -4.8%        -19.1%        -19.1%          -3.3%

Income tax expense (recovery)                             -2.7%         -8.7%         -4.8%          -1.3%
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Net earnings (loss) for the period                        -2.1%        -10.4%        -14.3%          -2.0%
===========================================================================================================

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 1998

         SALES. Sales for the quarter ended September 30, 1999 were $5,238,000, a decrease of $1,839,000, or 26.0%, relative to sales in the quarter ended September 30, 1998. Included in 1999 third quarter revenues were sales of the Company's internally developed Texas Instruments-based products of $2,162,000, or 41.3% of sales for the quarter, compared to $3,227,000, or 45.6% of sales for the third quarter of 1998. Also included in sales for third quarter of 1999 were revenues from the Company's Analog Devices-based products of $1,228,000, or 23.4% of sales, compared to $1,653,000, or 23.4% of sales for the third quarter of 1998. Also included in sales for the third quarter of 1999 were revenues from sales of products produced by or manufactured under license from Blue Wave Systems Inc. (formerly Loughborough Sound Images) of $284,000, or 5.4% of sales, compared to $693,000, or 9.8% of sales for third quarter of 1998. Included in third quarter sales were development contract fees of $458,000, or 8.7% of sales for the quarter, compared to development contract fees of $143,000, or 2.0% of sales for the third quarter of 1998. The decline in the Company's sales for the third quarter of 1999 compared to sales for the third quarter of 1998 was attributable primarily to ordinary course fluctuations in the timing and value of orders.

         GROSS PROFIT. Gross profit decreased to $2,970,000 for the third quarter of 1999 from $3,908,000 for the third quarter of 1998, a decrease of 24.0%. Gross margin (profit as a percentage of sales) increased slightly to 56.7% for the third quarter of 1999 from 55.2% for the third quarter of 1998. The increase in gross margin was due primarily to an increase in development contract fees which typically have higher margins. The Company's historical gross margin also has varied by quarter due to volume-related efficiencies, changes in product and customer mix, amortization of deferred software and related development costs, and provisions for manufacturing scrap and obsolescence.

         ADMINISTRATIVE, SALES AND MARKETING. Administrative, sales and marketing ("AS&M") expenses consist primarily of salaries, sales commissions and benefits related to the Company's sales, marketing and administrative personnel and independent sales representatives. AS&M expenses for third quarter of 1999 were $2,760,000, or 52.7% of sales for the period, compared to $2,531,000, or 35.7% of sales for the third quarter of 1998. AS&M expenses were higher for the third quarter of 1999 due to increased facilities related expenses associated with the Company's move to new premises in July, 1999 as well as consulting fees related to executive recruitment and strategic planning. As a percentage of sales, AS&M expenses increased in the third quarter of 1999 due to lower sales for the quarter without any corresponding decrease in AS&M expenses.

         AMORTIZATION. Amortization consists of the depreciation of the Company's fixed assets and amortization of goodwill and other intangibles. Amortization expense for the third quarter of 1999 was $345,000, an increase of $6,000, or 1.8% over the third quarter of 1998. The increase in amortization expense reflects the Company's increased investment in property and equipment.

         Although the Company previously reported its quarterly and annual results for 1998 in accordance with established accounting practice, in April 1999 it adjusted certain amounts stated in its 1998 consolidated financial statements in response to new guidance recently provided by the Securities and Exchange Commission to the accounting profession related to the valuation of IPR&D in purchase transactions. None of these adjustments impact the Company's net operating cash flow.

         RESEARCH AND DEVELOPMENT. Research and development ("R&D") expenses consist primarily of salaries, related personnel benefits, engineering service costs relating to development contract fees and direct overhead costs. R&D expenses were $850,000 for the third quarter of 1999, or 16.2% of sales for the quarter, compared to $1,329,000, or 18.7% of sales for the third quarter of 1998. The expenses in the third quarter of 1999 consisted primarily of costs associated with new product developments undertaken by the Company including both Texas Instruments-based and Analog Devices-based products. Total research and development expenditures including those capitalized as software and related development costs were $850,000 for the third quarter of 1999, or 16.2% of sales for the quarter, compared to $1,412,000, or 18.7% of sales for the third quarter of 1998. The reduction in absolute R&D expenditures reflects the cost savings achieved following the reorganization and reduction of development programs in the fourth quarter of 1998, as well as certain cost savings arising from the completion of the integration of the development activities of Alex Computer Systems Inc., which was acquired in the first quarter of 1998.

         OTHER INCOME. Other income, consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness, was an expense of $17,000 for the third quarter of 1999 compared to an expense of $46,000 for the third quarter of 1998. The decrease was due primarily to decreased working capital borrowings under the Company's line of credit facility

         INCOME TAXES. The Company's income tax recovery for the third quarter of 1999 was $454,000 compared to a recovery of $190,000 for the third quarter of 1998.

         NET LOSS. The Company had a net loss for the third quarter of 1999 of $548,000, compared to a net loss of $147,000 for the third quarter of 1998. The Company's loss per share (basic) for the third quarter of 1999 was $0.05, compared to a loss per share (basic) of $0.01 for the third quarter of 1998.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1998

         SALES. Sales for the nine months ended September 30, 1999 were $18,677,000, a decrease of $820,000, or 4.2%, relative to sales for the nine months ended September 30, 1998. Included in sales for the period were revenues from the Company's internally developed Texas Instruments-based products of $8,150,000, or 43.6% of sales, compared to $8,173,000, or 41.9% of sales for the nine months ended September 30, 1998. Also included in sales for the period were revenues from the Company's Analog Devices-based products of $4,312,000, or 23.1% of sales, compared to $3,728,000, or 19.1% of sales for the nine months ended September 30, 1998. Also included in sales for the period were revenues from sales of products produced by or manufactured under license from Blue Wave Systems Inc. of $1,604,000, or 8.6% of sales, compared to $2,714,000, or 13.9% of sales for the nine months ended September 30, 1998. Included in sales for the period were development contract fees of $961,000, or 5.1% of sales, compared to development contract fees of $1,066,000, or 5.5% of sales for the nine months ended September 30, 1998.

         GROSS PROFIT. Gross profit decreased to $10,726,000 for the nine months ended September 30, 1999 from $11,195,000 for the nine months ended September 30, 1998, a decrease of 4.2%. Gross margin remained constant at 57.4% for both periods.

         ADMINISTRATIVE, SALES AND MARKETING. AS&M expenses were $7,643,000, or 40.9% of sales for the period, compared to $7,891,000, or 40.5% of sales for nine months ended September 30, 1998. AS&M expenses were lower in the nine months ended September 30, 1999 primarily because AS&M expenses for same period of 1998 included up-front costs associated with the Company's expansion into the European marketplace, as well as expenses associated with the integration of Alex Computer Systems Inc. prior to the realization of efficiencies derived from economies of scale.

         AMORTIZATION. Amortization expense for the period was $1,082,000, an increase of $169,000, or 18.5% over the nine months ended September 30, 1998. The increase in amortization expense reflects the Company's investment in goodwill and other intangibles pursuant to its acquisition of the net assets of Alex Computer in the first quarter of 1998.

         ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE. Acquired In-process research and development ("IPR&D") represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced but not yet completed at the date of acquisition and which, if unsuccessful, have no alternative future use in research and development activities or otherwise. An IPR&D charge of $2,640,000 (restated) was expensed in the first quarter of 1998 in conjunction with the purchase of the net assets of Alex Computer Systems based on management's discounted cash flow valuation.

         Although the Company previously reported its quarterly and annual results for 1998 in accordance with established accounting practice, in April 1999 it adjusted certain amounts stated in its 1998 consolidated financial statements in response to new guidance recently provided by the Securities and Exchange Commission to the accounting profession related to the valuation of IPR&D in purchase transactions. None of these adjustments impact the Company's net operating cash flow.

         RESEARCH AND DEVELOPMENT. R&D expenses were $2,595,000, or 13.9% of sales for the 1999 period, compared to $3,366,000, or 17.3% of sales for the nine months ended September 30, 1998. The expenses in the period consisted primarily of costs associated with new product developments undertaken by the Company including both Texas Instruments-based and Analog Devices-based products. Total research and development expenditures including those capitalized as software and related development costs were $2,595,000, or 13.9% of sales for the period, compared to $3,844,000, or 19.4% of sales for the nine months ended September 30, 1998. R&D expenditures of $478,000 were capitalized in the nine months ended September 30, 1998 in connection with certain development activities based on Texas Instrument's C6X processor. These development projects were completed in 1998. The reduction in absolute R&D expenditures reflects the cost savings achieved following the reorganization and reduction of development programs in the fourth quarter of 1998, as well as certain cost savings arising from the completion of the integration of the development activities of Alex Computer which was acquired in the first quarter of 1998.

         OTHER INCOME. Other income, consisting primarily of interest income on short-term deposits and interest expense on bank indebtedness was an expense of $29,000 for the period compared to an expense of $103,000 for the nine months ended September 30, 1998. The decrease was due primarily to decreased working capital borrowings under the Company's line of credit facility.

         INCOME TAXES. The Company's income tax recovery for the period was $252,000 compared to a recovery of $929,000 for the nine months ended September 30, 1998.

         NET LOSS. The Company had a net loss for the period of $371,000, compared to a net loss of $2,789,000 for the nine months ended September 30, 1998. The Company's loss per share (basic) for the period was $0.04, compared to a loss per share (basic) of $0.28 for the nine months ended September 30, 1998.

LIQUIDITY AND CAPITAL RESOURCES

         The Company historically has met its operating and capital requirements from cash flow from operations, from borrowings under its line of credit and from funds generated by sale of its equity securities.

         The Company has a credit facility with the Bank of Montreal (the "Bank") consisting of a Cdn$5,000,000 (approximately US$3,400,000) operating line of credit (the "Line of Credit"). The

Company's US dollar borrowing capacity under its Canadian dollar-denominated Line of Credit will vary period to period based on exchange rate fluctuations. Borrowings under the Line of Credit bear interest at the Bank's US base rate plus 1/2%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the Bank's prime rate plus 1/2%. Borrowings are due on demand and interest is to be paid monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable. The Line of Credit agreement requires the Company to maintain certain financial ratios, including a current ratio of 1.50 to 1.00 and a debt to tangible net worth ratio of 1.25 to 1.00. The Company believes it is in compliance with the terms of the Line of Credit. Borrowings under the Line of Credit are secured by substantially all of the Company's current assets. The Company's net borrowings under the Line of Credit as of September 30, 1999 were nil.

         At September 30, 1999 and December 31, 1998, the Company's net cash surplus (deficit) was $2,283,000 and $(509,000) respectively. Net cash provided by (used in) operations, financing and investments was $964,000 and $310,000 in nine months ended September 30, 1999 and year ended December 31, 1998 respectively.

         Accounts receivable, net at September 30, 1999 and December 31, 1998 was $3,466,000 and $5,404,000 respectively. The Company's standard collection terms are net 30 days, subject to adjustment for certain customers.

         The Company made capital expenditures of $549,000 during the nine months ended September 30, 1999 relating primarily to the purchase of computer equipment, furniture and fixtures, and leasehold improvements.

         In March 1999, the Company entered into an agreement with Technology Partnerships Canada ("TPC") an agency of the Canadian government, providing for an investment in the Company to finance approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. The agreement provides for a maximum commitment by TPC of $4.3 million (Cdn$6.3 million) through 2002. The Company plans to use the funds to accelerate development of next-generation hardware and software systems that can be deployed in high-end commercial applications, such as telecommunications servers and wireless base stations. The investment is structured as a repayable investment, with repayment beginning no earlier than 2001, by way of a 2.5% royalty on the new products being financed by the investment. If the Company has not paid at least $7.8 million (Cdn$11.4 million) in royalties to TPC by December 31, 2006, royalties shall continue to be due at a rate of 2.5% until an aggregate of $7.8 million (Cdn$11.4 million) in royalties has been paid. The investment is also repayable immediately upon the occurrence of certain events of default, which include bankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the products financed by the investment. TPC did not receive an equity participation in the Company in connection with its investment.

         The Company believes that cash generated from operations and borrowings available under the Line of Credit, as well as funds received from TPC, will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional equity or debt financing to meet its working capital, property and equipment and acquisition requirements. There can be no assurance that additional financing will not be required sooner, or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.

RECENT ANNOUNCEMENTS

         The Company recently announced that Barry Jinks has resigned as President and Chief Executive Officer of the Company. Mr. Jinks will remain a member of the Board of Directors. Martin McConnell, the Company's Vice President of Finance and Chief Financial Officer, was appointed Acting Chief Operating Officer and will be responsible for Mr. Jinks' duties on an interim basis.

CHARGES RELATED TO ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT

         During 1997 and 1998, the Company completed two acquisitions, some of the assets of which included in-process research and development. The Company regarded its acquisition of 3L Limited as an opportunity to provide more complete DSP software solutions. The Company regarded its acquisition of Alex Computer as an opportunity to expand its product offerings to include products based on the Analog Devices ("AD") processor. The acquisitions of 3L Limited and Alex Computer were accounted for using the purchase method of accounting. A portion of the purchase price for each acquisition was allocated to in-process research and development, which resulted in a charge of approximately $872,000 related to the 3L Limited acquisition in 1997 and a charge of $2,640,000 related to the Alex Computer acquisition in 1998.

         The efforts required to develop the acquired in-process research and development into commercially viable products principally relate to the completion of all planning, designing and testing activities that are necessary to establish that the products can meet their design requirements, including function, features and technical performance requirements.

         The Company based its determination of the acquired in-process research and development allocation on recently issued guidance by the Securities and Exchange Commission and considered such factors as degree of completion, technological and market uncertainties, costs incurred and projected costs to complete. Other than one 3L Limited project discontinued due to poor market conditions, acquired in-process research and development projects continue to progress, in all material respects, consistent with management's original assumptions used to value the acquired in-process research and development.

         ALEX COMPUTER SYSTEMS, INC.

         The acquired in-process research and development was valued using a cash flow model, under which projected income and expenses attributable to the purchased research and development were identified and discounted to arrive at a present value. Cash flows related to the acquisition of Alex Computer were discounted using discount rates ranging from 21% to 28% depending on risks, probabilities and uncertainties, including inherent technical, market acceptance and other risks. The Company assumed revenues would occur evenly throughout each relevant period. and assumed direct overhead costs as percentage of revenues of 15% for 1999, 14% for 2000 and 14% for 2001.

         As of the acquisition date, Alex Computer was conducting significant in-process research and development into five new software and hardware projects to which a portion of the Alex Computer purchase price was allocated. At the date of acquisition, these projects had not reached technological feasibility and had no alternative future uses. The five in-process research and development projects included:

         RUGGED IMPEDANCE CABLES - an inter-processor connect scheme designed to significantly increase the distance over which high bandwidth signals may be reliably transmitted. At the time of the acquisition, Alex Computer was in the design/testing stage of completion. The Company estimated the fair value of the IPR&D at $60,000 and the cost of completion at $5,000. The project was completed in July 1998. At the time of the acquisition, the Company regarded technical feasibility as the principal risk relating to the project.

         HAMMERHEAD DEVELOPMENT SYSTEM - a development platform for GENERATION TWO-based systems, an AD processor offering an improvement in performance to then-existing technologies. At the time of the acquisition, Alex Computer was at the concept/pre-design stage of completion. The Company estimated the IPR&D had nominal value and the cost of completion at $380,000. The Company expects to complete the project in the year 2000. At the time of the acquisition, the

         Company regarded technical feasibility and market acceptance as the principal risks relating to the project.

         HAMMERHEAD VME, PCI, CPCI BOARDS AND PMC MODULES - circuit board architectures built around AD's GENERATION TWO processor. At the time of the acquisition, Alex Computer was at the concept/pre-design stage of completion. The Company estimated the fair value of the IPR&D at $1,570,000 million and the cost of completion at $705,000. Company expects to complete the project in the year 2000. At the time of the acquisition, the Company regarded technical feasibility, accurately estimating future costs and market acceptance as the principal risks relating to the project.

         APEX SOFTWARE - a comprehensive programming environment that simplifies the development of user parallel applications while retaining efficient, optimized code. At the time of the acquisition, Alex Computer was at the design stage of completion. The Company estimated the fair value of the IPR&D at $590,000 and the cost of completion at $120,000. The project was completed in late 1998. At the time of the acquisition, the Company regarded technical feasibility as the principal risk relating to the project.

         APEX TRACE SOFTWARE - a visualization tool to provide developers with accurate non-intrusive timings of system operation and multiple processor interaction. At the time of the acquisition, Alex Computer was at the design/testing stage of completion. The Company estimated the fair value of the IPR&D at $430,000 and the cost of completion at $140,000. The project was completed in late 1998. At the time of the acquisition, the Company regarded technical feasibility and accurately estimating future costs as the principal risks relating to the project.

         3L LIMITED

         The acquired in-process research and development was valued using a cash flow model, under which projected income and expenses attributable to the purchased research and development were identified and discounted to arrive at a present value. Cash flows related to the acquisition of 3L Limited were discounted using a 20% discount rate for risks, probabilities and uncertainties, including inherent technical, market acceptance and other risks. The Company assumed revenues would occur evenly throughout each relevant period and assumed direct overhead costs as percentage of revenues of 15% for each of 1998, 1999 and 2000.

         As of the acquisition date, 3L Limited was conducting significant in-process research and development into two significant new software products to which a portion of the 3L Limited purchase price was allocated. At the date of acquisition, these projects had not reached technological feasibility and had no alternative futures. Descriptions of the in-process research and development projects are as follows:

         SHARC PARALLEL C SOFTWARE - a programming environment for the SHARC processor which simplifies the development of user parallel applications while retaining efficient, optimized code. At the time of the acquisition, 3L Limited was at the concept/pre-design stage of completion. The Company estimated the fair value of the IPR&D at $525,000 and the cost of completion at $95,000. The project was completed in April 1998. At the time of the acquisition, the Company regarded technical feasibility and market acceptance as the principal risks related to the project.

         C4X 3.0 PARALLEL C - a multi-processor upgrade to the C compiler tools for Texas Instruments' C4x processor. At the time of the acquisition, 3L was at the design stage of completion. The Company estimated the fair value of the IPR&D at $347,000 and the cost of completion at $85,000. The project was discontinued in December 1997 due to poor market conditions. At the time of the acquisition, the Company regarded technical feasibility and market acceptance as the principal risks related to the project.


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INFLATION, FOREIGN CURRENCY FLUCTUATIONS AND HEDGING

         The Company believes that inflation and other changes in prices have not had a material effect on the Company. The Company intends to continue to sell the majority of its products in US dollars while incurring costs in varying proportions in Canadian dollars, US dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the US dollar, the Company's reported operating expenses and net income may be materially and adversely affected. Since 1995, the Company has entered into currency derivative contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. These contracts typically have maturities of no greater than six months when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company has hedged under these contracts at any one time is Cdn$8,000,000. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations.

YEAR 2000 ISSUE

         The Company has established a Year 2000 program to coordinate and monitor the assessment, conversion or replacement, and testing of computer systems throughout the Company to ensure key business information and process control systems will function successfully after December 31, 1999. In addition, the Company has taken steps to ensure that all relevant non-information technology systems will be Year 2000 compliant. The Company has determined that its major internal system, the MRP system, is Year 2000 compliant, which means that internal order processing and filing will be unaffected.

         Potential Year 2000 risks could include, without limitation, a temporary inability to engage in normal business activities such as conducting general banking tasks, invoicing, and materials planning and purchasing. The Company has committed internal and external resources to address potential Year 2000 problems. Progress on Year 2000 issues is centrally coordinated, with regular reporting to the Board of Directors. The Company has completed its assessment of internal Year 2000 issues. The Company does not expect to incur any costs in remediating (where required) any Year 2000 issues relating to its business, other than the time spent by employees on ensuring compliance. In any case, total costs to the Company with respect to its Year 2000 compliance activities are not anticipated to be material to the Company's financial condition or results of operations in any given year. These costs and the date on which the Company plans to complete Year 2000 modification and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions. However, there can be no guarantee that these estimates will prove to be accurate and actual results could differ significantly.

         As the Company relies on third party suppliers for utilities, transportation, and other key services, interruption of supplier operations could affect the Company's operations, however, this risk is being assessed and contingency plans are being developed. The Company has initiated communications with suppliers with which it does significant business to determine the extent to which the Company may be vulnerable to such parties' failure to remedy their own Year 2000 problems. The Company has now received certificates from most key third party suppliers stating that their systems are either Year 2000 compliant currently or will be prior to December 31, 1999. There can be no assurance that the systems of those suppliers that are not yet compliant, will be converted on a timely basis.

         The Company believes its worst case scenario would be the failure of one or more of its material third party suppliers to continue to supply the Company with products. This failure would lead to an interruption of the Company's business for an indeterminate length of time. The Company is continuing to monitor this situation, as well as any other potential problem areas it is able to identify.

         The Company's Year 2000 contingency plans are as follows: (i) all "critical path" systems are being identified and testing will be continuous,
(ii) back-up systems are being put in place for alternate suppliers for all aspects of production and delivery, and (iii) the Company already has in place a redundant system of supply for its manufactured products. Continuing monitoring and risk management are taking place and the Company's contingency plans will be updated as new issues are identified. Based on its current assessment, management believes the Year 2000 issue will not have a material adverse effect on the Company's business, financial conditions, or results of operations.

PART II.  OTHER INFORMATION

ITEM 1.           LEGAL PROCEEDINGS

Not Applicable


ITEM 2.  CHANGES IN SECURITIES

Not Applicable


ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

Not Applicable


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable


ITEM 5.  OTHER INFORMATION

Not Applicable


ITEM 6.  EXHIBITS AND REPORTS

          Exhibit 27.  Financial Data Schedule

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         Spectrum Signal Processing Inc.

    Date:  November 12, 1999   By: /s/ Martin C. McConnell
                                   ------------------------
                                   Name:    Martin C. McConnell
                                   Title:   Vice President of Finance, Chief
                                            Financial Officer and Secretary